PVH Corp.
200 Madison Avenue
New York, NY 10016
212.381.3500

June 28, 2018

Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	PVH Corp. Form 10-K for the Fiscal Year Ended February 4, 2018 Filed March 30, 2018
File No. 001-07572
Dear Mr. Decker:
Reference is made to your letter of June 15, 2018. On behalf of PVH Corp., set forth below are both of the comments from your letter and our responses.
Form 10-K for the Fiscal Year Ended February 4, 2018
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Market Risk, page 46

1.
Your consolidated statement of comprehensive income discloses that you recognized foreign currency translation adjustments of $561.3 million during the fiscal year ended February 4, 2018. Given the significance of these translation adjustments to your total comprehensive income for the period, please revise your discussion of market risk to describe the specific changes in foreign currencies that resulted in these significant foreign currency translation adjustments during the period. Refer to the guidance in Rule 3-05(b) of Regulation S-K.

Response:
We will expand our disclosure in Quantitative and Qualitative Disclosures About Market Risk to include a discussion of the specific changes in foreign currency exchange rates that resulted in significant foreign currency translation adjustments during the period, as applicable. Set forth below is how our Market Risk disclosure included in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the Fiscal Year Ended February 4, 2018 would have appeared if we had included our proposed expanded disclosure. The underlined language has been added to address the Staff's comment. These additional disclosures will be included in future filings beginning with our Form 10-Q for the quarterly period ended August 5, 2018.

“Financial instruments held by us as of February 4, 2018 include cash and cash equivalents, short-term borrowings, long-term debt, foreign currency forward exchange contracts and interest rate swap agreements. Note 11, “Fair Value Measurements,” in the Notes to Consolidated Financial Statements included in Item 8 of this report outlines the fair value of our financial instruments as of February 4, 2018. Cash and cash equivalents held by us are affected by short-term interest rates, which are currently low. Due to the currently

Mr. Rufus Decker
June 28, 2018

low rates of return we are receiving on our cash and cash equivalents, the potential for a significant decrease in short-term interest rates is low and, therefore, a further decrease would not have a material impact on our interest income. However, there is potential for a more significant increase in short-term interest rates, which could have a more material impact on our interest income. Given our balance of cash and cash equivalents at February 4, 2018, the effect of a 10 basis point change in short-term interest rates on our interest income would be approximately $500,000 annually. Borrowings under our 2016 facilities bear interest at a rate equal to an applicable margin plus a variable rate. As such, our 2016 facilities expose us to market risk for changes in interest rates. We have entered into interest rate swap agreements for the intended purpose of reducing our exposure to interest rate volatility. As of February 4, 2018, after taking into account the effect of our interest rate swap agreement that was in effect as of such date, approximately 60% of our long-term debt was at a fixed interest rate, with the remainder at variable interest rates. Given our debt position at February 4, 2018, the effect of a 10 basis point change in interest rates on our variable interest expense would be approximately $1 million annually. Please refer to the section entitled “Liquidity and Capital Resources” above for further discussion of our credit facilities and interest rate swap agreements.

Our Calvin Klein and Tommy Hilfiger businesses each have substantial international components that expose us to significant foreign exchange risk. Our Heritage Brands business also has international components, but those components are not significant to the business. Approximately 50% of our $8.9 billion of revenue in 2017 was generated outside of the United States. Changes in exchange rates between the United States dollar and other currencies can impact our financial results in two ways: a translational impact and a transactional impact.

The translational impact refers to the impact that changes in exchange rates can have on our results of operations and financial position. The functional currencies of our foreign subsidiaries are generally the applicable local currencies. Our consolidated financial statements are presented in United States dollars. The results of operations in local foreign currencies are translated into United States dollars using an average exchange rate over the representative period and the assets and liabilities in local foreign currencies are translated into United States dollars using the closing exchange rate at the balance sheet date. Foreign exchange differences that arise from the translation of our foreign subsidiaries’ assets and liabilities into United States dollars are recorded as foreign currency translation adjustments in other comprehensive income (loss). Accordingly, our reported results of operations and other comprehensive income (loss) will be unfavorably impacted during times of a strengthening United States dollar, particularly against the euro, the Brazilian real, the Japanese yen, the Korean won, the British pound sterling, the Canadian dollar, the Mexican peso, the Indian rupee, the Russian ruble and the Chinese yuan renminbi, and favorably impacted during times of a weakening United States dollar against those currencies.

In 2017, we recognized favorable foreign currency translation adjustments of $561 million within other comprehensive income, principally driven by a weakening of the United States dollar against the euro of 17%. Our foreign currency translation adjustments recorded in other comprehensive income (loss) are significantly impacted by the substantial amount of goodwill and other intangible assets denominated in the euro, which represented 36% of our $7.6 billion total goodwill and other intangible assets as of February 4, 2018. This translational impact was partially mitigated by the change in the fair value of our net investment hedges discussed below.

A transactional impact on financial results is common for apparel companies operating outside the United States that purchase goods in United States dollars, as is the case with most of our foreign operations. As with translation, our results of operations will be impacted as fluctuations of the United States dollar change the local currency value of inventory, which results in a change in the cost of goods in local currency when the goods are sold. We also have exposure to changes in foreign currency exchange rates related to certain intercompany transactions and SG&A expenses. We currently use and plan to continue to use foreign currency forward exchange contracts or other derivative instruments to mitigate the cash flow or market value risks associated with these inventory and intercompany transactions, but we are unable to entirely eliminate these risks. The foreign currency forward exchange contracts cover at least 70% of the projected inventory purchases in United States dollars by our foreign subsidiaries.

Given our foreign currency forward exchange contracts outstanding at February 4, 2018, the effect of a 10% change in foreign currency exchange rates against the United States dollar would result in a change in the fair

Mr. Rufus Decker
June 28, 2018

value of these contracts of approximately $100 million. Any change in the fair value of these contracts would be substantially offset by a change in the fair value of the underlying hedged items.

As a result of the weakening of the United States dollar during 2017 against certain foreign currencies, particularly the euro and the Chinese yuan renminbi, we expect an increase in revenue and net income in 2018 as compared to 2017 due to the foreign exchange impact of approximately $230 million and $40 million, respectively, based on current exchange rates.

In order to mitigate a portion of our exposure to changes in foreign currency exchange rates related to the value of our investments in foreign subsidiaries denominated in the euro, we designated the carrying amount of our €950 million aggregate principal amount of euro-denominated senior notes that we had issued in the United States as net investment hedges of our investments in certain of our foreign subsidiaries that use the euro as their functional currency. The effect of a 10% change in the euro against the United States dollar would result in a change in the fair value of the net investment hedges of approximately $120 million. Any change in the fair value of the net investment hedges would be more than offset by a change in the value of our investments in certain of our European subsidiaries. Additionally, during times of a weakening United States dollar against the euro, we would be required to use a greater amount of our cash flows from operations to pay interest and make long-term debt repayments on our euro-denominated senior notes.

Included in the calculations of expense and liabilities for our pension plans are various assumptions, including return on assets, discount rates, mortality rates and future compensation increases. Actual results could differ from these assumptions, which would require adjustments to our balance sheet and could result in volatility in our future pension expense. Holding all other assumptions constant, a 1% change in the assumed rate of return on assets would result in a change to 2018 net benefit cost related to the pension plans of approximately $6 million. Likewise, a 0.25% change in the assumed discount rate would result in a change to 2018 net benefit cost of approximately $31 million.”

Consolidated Balance Sheets, page F-4

2.
Your consolidated balance sheets indicate that your accrued expenses totaled $923.1 million and $832.4 million or approximately 49% and 53% of your total current liabilities at February 4, 2018 and January 29, 2017, respectively. Please revise your balance sheets or the notes to your financial statements to separately disclose any items included in this caption that exceed 5% of your total current liabilities. Refer to the guidance outlined in Rule 5-02(20) of Regulation S-X. In addition, to the extent that your other long-term liabilities include any items that exceed 5% of your total liabilities, please revise your balance sheets or the notes to the financial statements to separately disclose these items. Refer to the guidance in Rule 5-02(24) of Regulation S-X.

Response:
Our accrued expenses balances as of February 4, 2018 and January 29, 2017 included the following items in excess of 5% of total current liabilities: i) incentive compensation accruals of $108.9 million and $96.1 million, respectively, and ii) wholesale sales allowance accruals of $113.7 million as of January 29, 2017. We disclosed these amounts in Note 21 to our financial statements, Other Comments, along with the wholesale sales allowance accruals as of February 4, 2018 of $78.1 million, which was less than 5% of total current liabilities but was included for comparative purposes. Within our other liabilities balances as of February 4, 2018 and January 29, 2017, only deferred tax liabilities of $663.0 million and $877.7 million, respectively, were in excess of 5% of total liabilities. These deferred tax liability balances were disclosed separately within the other liabilities caption on our consolidated balance sheets.

We will continue to monitor accrued expenses and other liabilities and disclose items within those captions that exceed 5% of total current liabilities and 5% of total liabilities, respectively, as required by Rule 5-02 of Regulation S-X.

Mr. Rufus Decker
June 28, 2018

Please call the undersigned at 212-381-3523 if you have any questions or comments or if we may be of further assistance in your review of our Annual Report on Form 10-K for the Fiscal Year Ended February 4, 2018.

Very truly yours,

/s/ Michael Shaffer
Michael Shaffer
Executive Vice President and Chief
Operating & Financial Officer

cc: Mr. Emanuel Chirico
Mr. Mark D. Fischer, Esq.
Mr. James W. Holmes
Mr. Blaise Rhodes
Ms. Linda Cvrkel